TDC - BRAND LICENSE AGREEMENT WITH EASYGROUP

TDC HAS ENTERED INTO A BRAND LICENSE AGREEMENT WITH EASYGROUP

Copenhagen, Denmark - TDC has signed an exclusive brand license agreement with easyGroup. The agreement makes it possible for TDC to use the easy brand in connection with the provision of mobile telephony in 12 European countries.

TDC is planning to launch a mobile company based on the Telmore concept and using the easy brand in Great Britain in the fall of 2004. The preparations, which include the finalization of an agreement with one or more mobile networks operators, have not been completed yet.

Based on the experiences from Great Britain, TDC will consider launching in one or more of the remaining countries covered by the agreement.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S

Noerregade 21
0900 Copenhagen
DK-Denmark
www.tdc.com